H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH. D.C. 155 SECTION

Date 21 June 2004


04035221

Our ref TZOL
Your ref

SUPPL

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Releases 129-132, released in the period 28 April, 2004 to 28 May, 2004 in both Danish and English as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Vice President
Investor Relations & Corporate Reporting

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH. D.C. 105 SECTION

Release No 129

28 April 2004

Cipralex® set to launch in Spain

The national health authorities in Spain recently announced the price approval of Cipralex®, marking the launch of Cipralex® in Spain. The price of Cipralex® in Spain will be 14% higher than the price of Cipramil® (Seropram®). The antidepressants market in Spain totalled EUR 439 million in 2003 according to IMS.

"With the launch of Cipralex® in Spain, we have now rolled out the product in four of the major five European markets - and in almost 50 countries worldwide. In clinical studies, Cipralex® has proved to be far superior to competing drugs in the treatment of patients with depression and anxiety disorders. In addition, the product has been well received in European and overseas markets, and we therefore have strong hopes for the launch in Spain. Medical representatives from Lundbeck and our business partner Almirall Prodesfarma will handle the marketing of Cipralex®", says Executive Vice President Ole Chrintz, head of sales and marketing in Europe.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

Investor contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Anders Schroll, Media Relations Manager, tel +45 36 43 20 81.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2004
WASH. D.C.
SECTION

Meddelelse nr. 129

28. april 2004

Cipralex® introduceret i Spanien

De nationale sundhedsmyndigheder i Spanien har netop offentliggjort prisgodkendelsen på Cipralex, hvilket indleder lanceringen af Cipralex® i Spanien. Prisen for Cipralex® i Spanien er 14% højere end prisen på Cipramil® (Seropram®). Det totale marked for antidepressiva i Spanien var i 2003 på EURm 439 ifølge IMS.

"Introduktionen af Cipralex® i Spanien betyder, at vi nu har lanceret Cipralex® på 4 ud af de 5 store europæiske markeder - og i næsten 50 lande verden over. Cipralex® har i kliniske undersøgelser vist klare fordele frem for konkurrerende stoffer i behandlingen af patienter med depression og angsttilstande. Produktet er tillige blevet flot modtaget på europæiske og oversøiske markeder, og vi har derfor store forventninger til lanceringen i Spanien. Lægemiddelkonsulenter fra både Lundbeck og vores partner Almirall Prodesfarma vil stå bag markedsføringen af Cipralex®", siger koncerndirektør Ole Chrintz, ansvarlig for salg- og marketing i Europa.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Anders Schroll, Media Relations Manager, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH. D.C. 155 SECTION

Release No 130

28 April 2004

New study highlights positive effect of Ebixa® on brain activity in patients with mild to moderate Alzheimer's disease

The results of a randomised, placebo-controlled PET (positron emission tomography) imaging pilot study designed to measure the effect Ebixa® (memantine) has on functional brain activity in patients with mild to moderate Alzheimer's disease were announced today.

The results suggest that, compared to placebo-treated patients, treatment with Ebixa® may positively affect cerebral glucose metabolism in the brains of patients with mild to moderate Alzheimer's disease. The data were presented today at the American Academy of Neurology (AAN) Annual Meeting in San Francisco, California.

The Ebixa® PET study was conducted in conjunction with a phase III, randomised, placebo-controlled study for Ebixa® used as a monotherapy in mild to moderate Alzheimer's disease. The study concluded that the use of Ebixa® resulted in statistically significant improvements in measures of cognition and global function compared to patients taking placebo.

"By using the PET brain-imaging technique, we observed the activity of memantine in the areas of a patient's brain associated with language and attention," said Steven G. Potkin, M.D., Professor in Department of Psychiatry and Human Behavior at the University of California, Irvine, and lead investigator of the PET study presented at AAN. "While these data are from a small number of patients and need to be confirmed in larger scale studies, they indicate that memantine may be able to reverse the cerebral metabolic decrease often associated with disease worsening in patients with mild to moderate Alzheimer's disease who do not receive treatment."

Study results

In the randomised, double-blind, phase III study, researchers at one centre used PET to measure the regional cerebral glucose metabolism of patients with mild to moderate Alzheimer's disease taking 10 mg of Ebixa® twice a day compared to patients taking placebo. PET images were taken at the beginning of the study and 24 weeks later at the trial's close. The PET imaging study was completed at the University of California at Irvine and involved 10 patients evenly and randomly divided between the Ebixa® and placebo treatment arms.

In the PET study, patients who received Ebixa® demonstrated a

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com





statistically significant increase in glucose metabolism in several regions of the brain associated with language and attention. In contrast, placebo-treated patients showed metabolic declines in several of the same regions.

This pilot study was part of an overall phase III trial of Ebixa®'s effect in mild to moderate Alzheimer's disease which found that patients who received Ebixa® performed significantly better on co-primary outcome measures of cognition and global function compared to patients given placebo. During a period of six months, 403 patients with mild to moderate Alzheimer's disease were given a daily dosage of 10 mg twice a day at 42 US centres. The two primary outcome measures were the Alzheimer's Disease Assessment Scale – cognitive subscale (ADAS-cog) and the Clinician's Interview-Based Impression of Change – Plus version (CIBIC-Plus). The ADAS-cog is a commonly used measure of cognitive function frequently used to evaluate mild to moderate Alzheimer's disease. It includes items which evaluate different types of cognitive functions like memory and language. As assessed by the ADAS-cog, patients receiving Ebixa® maintained cognitive abilities above baseline for the entire 24-week study. Patients receiving placebo exhibited a progressive decline during the study with the difference between the two treatment groups being statistically significant ($p=0.003$). The CIBIC-Plus is a global measure of a patient's overall status evaluating their cognition, behaviour, and activities of daily living. The results of the study reveal that patients receiving Ebixa® had significantly better global status compared to those taking placebo as assessed by the CIBIC-Plus ($p=0.004$). Ebixa® was well tolerated, with patients on Ebixa® experiencing adverse events at overall rates that were comparable to patients on placebo.

About PET imaging

PET is a non-invasive technology that can be used to measure metabolic, biochemical, and functional activity in living tissue. One of the most important functions of PET is its ability to model biological and physiological functions in the body by registering regional concentrations of radioactivity in the brain using radioactively labelled tracers. PET provides detailed information about functional brain activity and estimates the brain's ability to utilise glucose, cerebral glucose metabolism, in whole sections and in regions of the brain. Previous PET studies have shown that progression of Alzheimer's disease is often associated with a decrease in cerebral glucose metabolism.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

Investor contact

- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact

- Anders Schroll, Media Relations Manager, tel +45 36 43 20 81.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com






SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH. DC
SECTION

Meddelelse nr. 130

28. april 2004

Nyt forsøg fremhæver Ebixa®s positive effekt på hjerneaktiviteten hos patienter med mild til moderat Alzheimers sygdom

Resultaterne af et randomiseret, placebokontrolleret PET-scannings (positron-emissionstomografi) pilotforsøg med henblik på at måle effekten af Ebixa® (memantin) på den funktionelle hjerneaktivitet hos patienter med mild til moderat Alzheimers sygdom blev offentliggjort i dag.

Resultaterne indikerer, at behandling med Ebixa® sammenlignet med placebo-behandling kan have en positiv indvirkning på glukosemetabolisme i hjernen hos patienter med mild til moderat Alzheimers sygdom. Resultaterne blev fremvist i dag på årsmødet for American Academy of Neurology (AAN) i San Francisco, USA.

Ebixa® PET-forsøget blev foretaget sideløbende med en fase III, randomiseret, placebokontrolleret undersøgelse med Ebixa® brugt som monoterapi i mild til moderat Alzheimers sygdom. Undersøgelsen viste, at brugen af Ebixa® medførte statistisk signifikante forbedringer i kognitiv og global funktion sammenlignet med de patienter, der fik placebo.

"Ved at anvende PET-hjernescanning kunne vi observere, hvordan memantin virkede i de områder af patientens hjerne, der er forbundet med sprog og opmærksomhed" fortæller Steven G. Potkin, M.D., professor ved Department of Psychiatry and Human Behavior på University of California i Irvine, og forsøgsleder i det på AAN fremviste PET-forsøg. "Selvom disse resultater stammer fra et lille antal patienter og skal bekræftes i undersøgelser af større omfang, indikerer de, at memantin kan være i stand til at modvirke den reduktion af metabolisk aktivitet i hjernen, som ofte er forbundet med sygdomsforværrelse hos patienter med mild til moderat Alzheimers sygdom, som ikke er i behandling."

Undersøgelsens resultater

I den randomiserede, dobbeltblinde fase III-undersøgelse anvendte forskerne ved ét af centrene PET til at måle regional glukosemetabolisme i hjernen hos patienter med mild til moderat Alzheimers sygdom, som fik 10 mg Ebixa® to gange om dagen, sammenlignet med patienter der fik placebo. Der blev taget PET-billeder ved undersøgelsens start og 24 uger senere ved afslutningen af undersøgelsen. PET-scanningsforsøget blev foretaget ved University of California i Irvine og omfattede 10 patienter,

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



der blev ligeligt og tilfældigt inddelt i Ebixa®- og placebo-behandlingsgrupper.

I PET-undersøgelsen viste de patienter, der fik Ebixa®, en statistisk signifikant stigning i glukosemetabolisme i adskillige af de områder af hjernen, der er forbundet med sprog og opmærksomhed. I modsætning hertil viste de placebo-behandlede patienter en metabolisk reduktion i mange af de samme områder.

Dette pilotforsøg var en del af et samlet fase III-forsøg af Ebixa®s virkning på mild til moderat Alzheimers sygdom, og det fremgik, at de patienter, der fik Ebixa®, viste væsentligt bedre resultater på de to primære endpoints, kognitiv og global funktion, end patienterne der fik placebo. I løbet af en periode på seks måneder fik 403 patienter med mild til moderat Alzheimers sygdom en daglig dosis på 10 mg to gange om dagen ved 42 centre i USA. De to primære effektparametre var Alzheimer's Disease Assessment Scale – cognitive subscale (ADAS-cog) samt Clinician's Interview-Based Impression of Change – Plus version (CIBIC-Plus). ADAS-cog er en parameter for kognitiv funktion, som hyppigt anvendes til at evaluere mild til moderat Alzheimers sygdom. Den omfatter målinger, som evaluerer forskellige typer kognitive funktioner som f.eks. hukommelse og sprog. Ifølge ADAS-cog målingerne viste de patienter, der fik Ebixa®, kognitive evner som lå højere end baseline for hele 24-ugers undersøgelsen. De patienter, der fik placebo, udviste en progressiv forværring i løbet af undersøgelsen, og forskellen mellem de to behandlingsgrupper var statistisk signifikant (p=0,003). CIBIC-Plus er et globalt mål for en patients generelle tilstand, som evaluerer deres kognitive funktion, adfærd samt dagligdags aktiviteter. Målt ved CIBIC-Plus (p=0,004) viste undersøgelsens resultater, at de patienter, der fik Ebixa®, havde væsentligt bedre globale funktioner end de patienter, der fik placebo. Ebixa® var veltoleret, og antallet af bivirkninger hos Ebixa®-patienterne var i samme størrelsesorden, som hos de patienter, der modtog placebo.

Om PET-scanning

PET er en non-invasiv teknologi, som anvendes til at måle metabolisk, biokemisk og funktionel aktivitet i levende væv. En af PET's væsentligste funktioner er evnen til at modellere biologiske og fysiologiske kropsfunktioner ved at registrere regionale koncentrationer af radioaktivitet i hjernen ved hjælp af radioaktivt mærkede sporstoffer. PET giver præcise oplysninger om funktionel hjerneaktivitet og estimerer hjernens evne til at udnytte glukose og hjernens glukosemetabolisme både i hele sektioner og i bestemte områder af hjernen. Tidligere PET-

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



undersøgelser har vist, at progression af Alzheimers sygdom ofte er forbundet med en reduktion i hjernens glukosemetabolisme.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Anders Schroll, Media Relations Manager, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH. D.C. 105 SECTION

Release No 131

10 May 2004

Interim report for the three months ended 31 March 2004

- Cipralex® sales amounted to DKK 352 million in, up 350% from DKK 78 million in the year-earlier period.
- Ebixa® sales amounted to DKK 141 million, representing a 386% increase from DKK 29 million in the year-earlier period.
- In the first quarter of 2004, Lundbeck's portfolio of new products accounted for 45% of revenue relative to 19% in the year-earlier period. During the past 12 months, Lundbeck's reliance on mature drugs fell from 78% to 53% of revenue.
- Free cash flow was DKK 705 million compared to DKK -1,065 million in the same period last year.

Financial highlights

	DKKm	Growth in DKK	Growth in local currency
Revenue	2,893	21%*	33%*
- Cipralex®	352	350%	
- Lexapro®	618	72%	
- Ebixa®	141	386%	
- Cipramil®	782	-32%	
- Celexa®	346	-38%	
- Other products	654	186%	
Profit from operations	1,095	92%	
Net financials	16	137%	
Net profit for the period	747	110%	
Cash flows from operating and investing activities	705	166%	
Earnings per share (EPS)	3.20	110%	

*) Exclusive of the initial payment for gaboxadol, revenue rose by 3% in Danish kroner and by 12% in local currency.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Outlook for 2004

Profit from operations is forecast at approximately DKK 2.5 billion, including the gaboxadol payment. Excluding the gaboxadol payment, profit from operations is expected to be in line with 2003.

The free cash flow is now expected to be approximately DKK 1.5 billion in 2004.

Lundbeck's ongoing DKK 400 million share buyback programme is scheduled to be completed by the end of 2004. During the three months to 31 March 2004, Lundbeck acquired treasury shares for DKK 37 million.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Report

The first quarter of 2004 was characterised by strong revenue of Lundbeck's new drugs – Cipralex® and Ebixa® – for the treatment of depression/anxiety and Alzheimer's disease, respectively. Costs were lower than in the same period of last year and compared with Q4 2003.

Compared with Q1 2003, revenue of new drugs (escitalopram and memantine) rose by DKK 644 million, which more than compensated for the loss of revenue generated by Lundbeck's mature drugs (citalopram and other antidepressants and antipsychotics), which declined by DKK 559 million.

During the ongoing transition period, the company's management has resolved to implement a number of initiatives to boost efficiency and focus on cost savings, helping the company to optimise its structure.

The company achieved a net profit ratio of 37.8% in Q1 2004 including the gaboxadol payment of USD 70 million and 27.2% excluding the gaboxadol payment. During the period, Lundbeck's total costs fell by 2% relative to Q1 2003, and by 8% relative to Q4 2003 (excluding an extraordinary provision of DKK 287 million).


Costs as a % of revenue
(excl. gaboxadol payment)
30%
25%
20%
15%
10%
5%
0%
Production
Distribution
Administration
R&D
Q1 2003
Q1 2004

New products – Cipralex® (Lexapro®) and Ebixa®

In the first quarter of 2004, Lundbeck's portfolio of new products accounted for 45% of revenue (excluding the gaboxadol payment) relative to 19% in the year-earlier period. During the past 12 months, Lundbeck's

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



reliance on mature drugs fell from 78% to 53% of revenue (excluding the gaboxadol payment).


Revenue split between new and mature products (excl. gaboxadol payment)
DKKm
3,000
2,500
2,000
1,500
1,000
500
0
Q1 2003
Q1 2004
Mature products
Cipralex/Lexapro
Ebixa

Cipralex® is still witnessing strong growth in nearly all the markets in which the product has been launched. Data from a number of clinical studies have demonstrated that Cipralex® is far superior to competing products in the treatment of depression and anxiety disorders, and this has also been confirmed by positive feed-back from patients, general practitioners and psychiatrists around the world. Analyses of prescriptions show that Cipralex®'s growing market share is captured primarily from competing drugs.

Results of clinical studies conducted since Cipralex® was first launched in Sweden in the spring of 2002 have shown that Cipralex® is a far superior treatment alternative than Effexor®, Paxil® and Zoloft® - all of which are drugs frequently used in most countries. This is the main reason why the launch of Cipralex® in a large number of countries has proven to be one of the best ever antidepressant launches. Cipralex® has now been launched in most of the major markets and in nearly 50 countries worldwide.

In the USA, which represents almost 70% of the global antidepressant market in terms of value, most prescriptions today are for either Lexapro® or Celexa®. The Lexapro® launch in the USA is one of the top five launches of any drug in US history.

Ebixa (memantine) is the first and only drug approved for the treatment of moderately severe to severe Alzheimer's disease. Ebixa®'s mode of action is different from that of existing products in the market, and in addition to demonstrating an effect in moderately severe to severe Alzheimer's disease, the drug has also shown a positive effect in treating

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



mild to moderate Alzheimer's disease. Ebixa® has excellent tolerability, and clinical studies have shown that the number of reported side-effects were comparable to placebo.

Ebixa® has been well received in the markets, and the product launch went particularly well in France and Spain as well as in Denmark, Finland, Mexico, Portugal, Sweden, Germany and Austria. Ebixa® is witnessing steadily growing market shares in all markets where it has been launched, and in Q1 2004, memantine revenue in Europe was the 3 largest in the category of drugs for the treatment of Alzheimer's disease.

Research and development and license agreements

In order to continue to develop and market new drugs in an ongoing process while keeping many late-stage projects in the company's pipeline of drug candidates, the company anticipates a consistently high level of R&D investment – an investment level which is well above the industry average. Since the late 1990s and following the acquisition of Synaptic Pharmaceutical Corporation, USA in March 2003, research efforts have been intensified.

In Q1 2004, Lundbeck and Merck & Co., Inc. signed an agreement for the development and commercialisation of the hypnotic agent gaboxadol in the US market. Under the terms of the agreement, Merck will pay the majority of the development costs and pay up to USD 270 million in total milestone payments to Lundbeck before the launch of gaboxadol in the USA. In Q1 2004, Lundbeck received USD 70 million from Merck. The agreement also provides an opportunity for Lundbeck to access the strategically important US market. According to the agreement Lundbeck will co-promote gaboxadol to psychiatrists and other specialists who treat sleep disorders. Prior to the launch of gaboxadol, Lundbeck will have an option to co-promote another Merck drug.

Events occurring after 31 March 2004

On **1 April 2004**, Lundbeck's partner Solvay Pharmaceuticals, B.V. and Wyeth Pharmaceuticals announced a development and marketing agreement for bifeprunox in the USA, Mexico, Japan and Canada. Lundbeck holds the marketing rights for Europe and the rest of the World. Lundbeck and Solvay will jointly market the product in Brazil and Argentina.

The agreement underlines the potential of bifeprunox as an alternative to currently available antipsychotics. Furthermore, it means that the development of bifeprunox will be greatly enhanced by the resources brought together in this partnership.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



On **20 April 2004**, it was announced that early treatment with rasagiline for the treatment of Parkinson's disease may delay the progression of the disease. The results of a 12-month study were published in an article in the April 2004 issue of "Archives of Neurology".

On **28 April 2004**, Lundbeck announced that Cipralex® has been launched in Spain. The price of Cipralex® in Spain will be 14% higher than the price of Cipramil® (Seropram®). Following the launch, Cipralex® is now available in four of the major five European markets.

On the same day, the results of a randomised, placebo-controlled PET (positron emission tomography) imaging pilot study were announced. The study measured the effect of Ebixa® (memantine) on functional brain activity in patients with mild to moderate Alzheimer's disease.

The results suggest that treatment with Ebixa® may positively affect the reduced cerebral glucose metabolism which characterises the disease in patients with mild to moderate Alzheimer's disease. The data were presented at the at the American Academy of Neurology (AAN) Annual Meeting in San Francisco, USA.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Financial review

Accounting policies

General:
Lundbeck presents its annual reports in accordance with the provisions of the Danish Financial Statements Act on reporting class D enterprises, International Financial Reporting Standards (IFRS), Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements are presented in accordance with the IFRS standards and interpretations applicable to the financial year 2004.

The interim report includes only Group figures.

Segment information:
The company is only engaged in the business segment drugs for the treatment of illnesses of the central nervous system. Therefore, no segment information is provided in the interim report.

Revenue

Lundbeck generated revenue of DKK 2,893 million in Q1 2004. Measured in local currencies, revenue rose 33% relative to the year-earlier period. Measured in Danish kroner, revenue increased by 21%.

The Q1 revenue includes an initial payment of USD 70 million from Merck & Co., Inc for the development and commercialisation of gaboxadol in the USA. Net of this payment, Q1 revenue rose 12% measured in local currencies and 3% in Danish kroner.

First quarter sales of Cipralex® amounted to DKK 352 million in, up 350% from DKK 78 million in the year-earlier period.

Sales of citalopram outside the USA declined 32% to DKK 782 million from DKK 1,145 million in the year-earlier period.

First quarter sales of Ebixa® amounted to DKK 141 million, representing a 386% increase from DKK 29 million in the year-earlier period.

Lundbeck's income from sales of Lexapro® in the USA was DKK 618 million compared with DKK 360 million in the same period of last year, an increase of 72%.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Lundbeck's income from sales of Celexa® in the USA was DKK 346 million compared with DKK 555 million in the same period of last year, corresponding to a 38% decline.

According to Lundbeck's accounting policies, sales of both citalopram and escitalopram to Forest are recognised at the guaranteed minimum price at the time of delivery. At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed royalty calculation. The difference between the invoiced price and the minimum price of Forest's inventories is recorded in the balance sheet as prepayments. This accounting policy does not affect Lundbeck's cash flows. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income when Forest has sold the volume in question in the USA. At the same time, the prepayment item in the balance sheet is reduced correspondingly.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,630 million at 31 March 2004 compared with DKK 1,114 at the end of March 2003 and DKK 1,748 at year-end 2003.

Sales of other antidepressants and antipsychotics totalled DKK 180 million in the first quarter compared with DKK 168 million in the year-earlier period.

Lundbeck's other revenue in the first quarter was DKK 474 million, including the USD 70 million income from Merck & Co., Inc. Other revenue amounted to DKK 60 million in Q1 2003.

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is included in the financial statements at the forward rates. The effect on the profit is DKK 88 million (DKK 111 million at 31 March 2003) compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 90 million compared with DKK 109 million in Q1 2003 stems from the hedging of USD. The latter amount has been added to income from sales of Celexa® and Lexapro®.

At 31 March 2004, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approx. DKK 4.3 billion. Of this amount, DKK 3.5 billion is accounted for as hedging contracts and DKK 0.8 billion as trading contracts. The average forward rates at 31 March 2004 were EUR 746.09 and USD 637.17. Deferred recognition of net currency gains



amounted to DKK 67 million at 31 March 2004 against DKK 188 million at 31 March 2003 and DKK 200 million at 31 December 2003.

The average forward rate for the first three months of 2005 will be approximately 611 for USD, using the existing hedging contracts. The corresponding forward rate for the first three months of 2004 was approximately 706.

Expenses

Lundbeck's total expenses, exclusive of net financials and tax, were DKK1,799 million in Q1 2004, down 2% relative to the year-earlier period.

Production costs decreased by 7% to DKK 424 million. The lower level of costs reflects the impact of the staff reduction carried out in the autumn of 2003 and improved efficiency of in-house manufacturing processes. Relative to the same period of last year, production costs have been reduced owing to fewer purchases from external production partners.

Distribution costs were DKK 620 million, a 7% increase over the year-earlier period. The increase was due to substantial costs associated with the launches of Cipralex® and Ebixa®.

Administrative expenses fell by 3% to DKK 336 million, primarily owing to improved efficiency in administrative functions both in our sales subsidiaries and at the Valby head office.

Research and development costs amounted to DKK 415 million, as compared to DKK 445 million in Q1 of last year. First quarter costs reflect a continuing high level of activity, centred primarily on the implementation of phase III studies concerning bifeprunox for the treatment of schizophrenia and gaboxadol for sleep disorders as well as the phase II study concerning CEP-1347 for the treatment of Parkinson's disease. Furthermore, the first three months of the year saw substantial costs associated with Lundbeck's ongoing efforts to further develop Cipralex® for the treatment of new indications. In the first quarter, research and development costs amounted to 14% of revenue, as compared with 19% in Q1 of last year. Adjusted for the USD 70 million income from Merck, research and development costs represented 17% of revenue in Q1 2004.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 138 million, up from DKK 131 million in the same period of last year.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com





Net financials

In the first three months of 2004, the Group's net financial income totalled DKK 16 million compared with a net expense of DKK 44 million in the same period of last year.

Unrealised losses concerning other investments exclusive of exchange differences amounted to DKK 5 million in Q1 2004 against an unrealised loss of DKK 78 million in the same period of last year.

Net interest income was DKK 17 million in the period, compared with DKK 2 million in the same period of last year.

The net currency income relating to financial items amounted to DKK 4 million against a DKK 32 million income in the same period of last year.

Income and expenses relating to trading, i.e. instruments that do not meet the criteria for hedging, are recognised directly under financial items at market value. In Q1 2004, the amount was an expense of DKK 20 million compared with an income of DKK 46 million in the same period of last year.

Translation of foreign exchange items represented an income of DKK 24 million during the period, compared with an expense of DKK 14 million in the same period of last year.

Income tax

The income tax expense at 31 March 2004 has been calculated at DKK 367 million, up from DKK 168 million in the same period of last year.

The effective tax rate was 33% at 31 March 2004 compared with 32% at the end of Q1 2003.

Net profit for the period

Profit from operations was DKK 1,095 million in Q1 2004, representing an increase of 92%. Excluding the USD 70 million payment from Merck in Q1 2004, profit from operations rose 18% relative to the year-earlier period.

Profit before tax amounted to DKK 1,112 million, as compared to DKK 523 million in Q1 of last year. Profit after tax and minority interests was DKK 747 million, an increase of 110% over Q1 2003. Adjusted for the USD 70 million income from Merck, profit after tax and minority interests rose 27% relative to the year-earlier period.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Investments

Lundbeck's total net investments in the first quarter amounted to DKK 50 million against DKK 874 million in the year-earlier period. The high investment level in 2003 primarily reflects the acquisition of Synaptic Pharmaceutical Corporation, the US-based drug discovery company.

Net property, plant and equipment and intangible asset investments were DKK 48 million. In the year-earlier period, the amount was DKK 133 million, excluding the Synaptic acquisition. Investments for the year primarily took place within production and research and development activities.

Other investments, net, totalled DKK 2 million in the first quarter, compared with DKK -2 million in the same period of last year.

Cash flows

Lundbeck's operating activities generated a cash inflow of DKK 755 million in the first quarter, compared with an outflow of DKK 191 million in the year-earlier period. The increase was primarily attributable to a higher contribution from operations and a positive trend in funds tied up in working capital. The high investment level in 2003 was due primarily to the Synaptic acquisition.

Due to a higher cash flow from operations and lower net investments, the free cash flow amounted to DKK 705 million in Q1 2004, compared with DKK -1,065 million in the same period of last year.

Financing activities generated a net cash outflow of DKK 105 million in Q1 2004 due to a DKK 52 million decline in interest-bearing debt and buyback of treasury shares in the amount of DKK 37 million. Financing activities generated a cash inflow of DKK 686 million in Q1 2003.

In connection with the announcement of the financial results for 2003, Lundbeck introduced a share buyback programme up to a maximum of DKK 400 million. In the period until 31 March 2004, Lundbeck has bought back 321,114 shares for DKK 37.2 million, corresponding to an average price of 115.95.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 1,441 million in Q1 2004 compared with DKK -444 million in the same period of last year. In addition to interest-bearing net cash, Lundbeck has unutilised guaranteed credit facilities of DKK 2.7 billion.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity

Equity at 31 March 2004 increased to DKK 7,524 million from DKK 6,140 million at 31 March 2003 and DKK 6,914 million at 31 December 2003.

The changes in equity are shown below:

Changes in equity	DKKm
Equity 1 January 2004	6,914
Additions 2004 – deferred currency loss on hedging contracts	(48)
Disposals 2004 – realised currency gain on hedged transactions transferred to the income statement and balance sheet	(85)
Payments under share based plans	(17)
Exchange differences, associates	5
Purchase of treasury shares	(37)
Tax on equity items relating to the period	45
Net profit for the period	747
Equity 31 March 2004	7,524

In the first three months of 2004, return on equity was 10.4% compared with 6.0% in the same period of last year.

Incentive plans

In 1999, Lundbeck introduced a share option plan for the company's management and senior employees, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies. In addition, in 2002 a new option plan for senior and key employees was established as well as a share price based for employees of the foreign companies. In 2004, a warrant scheme was granted to the company's Executive Board and a number of key employees of the company and its non-US subsidiaries as well as a new share price based scheme (Stock Appreciation Rights) for key employees of the Group's US companies.

The Supervisory Board is not comprised by the share option plans.

Management share option plan (1999):

The company has authorisation to grant 2,000,000 options at DKK 5 each. At 31 March 2004, 1,920,364 options had been granted compared with 1,997,700 at 31 March 2003. The plan comprises 48 employees in Denmark and abroad.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Share price based plan for the employees of foreign companies (1999):

As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 403,875 shares at 31 March 2004.

Share option plan for key employees (2002):

The company has authorisation to grant 2,500,000 options at DKK 5 each.

At 31 March 2004, 2,360,439 options had been granted compared with 2,431,000 at 31 March 2003. The plan comprises approx. 1,000 employees in Denmark and abroad.

Share price based plan for the employees of foreign companies (2002):

As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 335,240 shares at 31 March 2004.

Warrant scheme for key employees (2004):

The company has authorisation to grant 2,700,000 options at DKK 5 each.

At 31 March 2004, 2,546,070 options had been granted. The plan comprises approx. 1,100 employees in Denmark and abroad.

Share price based plan for the employees of US companies (2004):

As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 145,150 shares at 31 March 2004.

Securing obligations relating to incentive plans:

The company purchased 2,740,000 treasury shares at a total cost of DKK 137.9 million to secure and implement the incentive plan.

The holding of treasury shares at 31 March 2004 totalled 2,600,795.

Accounting for incentive plans:

The liability relating to the incentive plans amounted to DKK 125 million at 31 March 2004 against DKK 131 million at 31 March 2003. The liability is not accounted for in the balance sheet. Disbursement relating to these plans are taken to equity.

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



The exercise period for the 1999 option plan runs until 1 October 2004, and for the 2002 option plan until 1 September 2004. The exercise period for the most recent option plan runs from 9 December 2004 until 30 August 2007. The liability has been calculated as if the options were exercisable at 31 March 2004.

The holding of treasury shares acquired to secure and fulfil the incentive plans has been deducted from equity. The market value at 31 March 2004 was DKK 264 million against DKK 296 million at 31 March 2003.

Number of employees

At 31 March 2004, Lundbeck had 5,272 full-time employees, which is a decrease of 181 relative to 31 March 2003 and a decrease of 45 compared with 31 December 2003.

Shareholders

Two shareholders have informed Lundbeck that they hold more than 5% of the company's share capital:

- LFI A/S, which is wholly owned by the Lundbeck Foundation
- The Capital Group Companies, Inc.

Announcements in Q1 2004

No.	Date	Subject
126	30 March 2004	The Annual General Meeting of H. Lundbeck A/S was held on 30 March 2004 at Bella Center
125	29 March 2004	Statement of shares in H. Lundbeck A/S held by insiders
124	12 March 2004	Notice convening the Annual General Meeting 2004
123	10 March 2004	Announcement of results for the year ended 31 December 2003
122	10 February 2004	Lundbeck and Merck & Co., Inc. announce alliance to develop and commercialise gaboxadol, a compound for the treatment of sleep disorders, in the United States
121	29 January 2004	Financial calendar 2004



120	7 January 2004	New data on Ebixa® for mild to moderate Alzheimer's disease

Yours sincerely
H. Lundbeck A/S

Flemming Lindeløv
Chairman of the
Supervisory Board

Claus Bræstrup
President and CEO

The forward-looking statements in this announcement reflect management's current expectations for certain future events and financial results. These statements are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Furthermore, some of these expectations are based on assumptions regarding future events which may prove incorrect.

Investor contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Anders Schroll, Media Relations Manager, tel +45 36 43 20 81.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Appendix 1

FINANCIAL HIGHLIGHTS AND RATIOS
Three months ended 31 March 2004

Group

	Q1 2004 DKKm	Q1 2003 DKKm	Change in %	Q1 2004 EURm *
FINANCIAL HIGHLIGHTS				
Revenue	2,893.4	2,395.4	21	388.4
Profit from operations	1,094.7	568.8	92	147.0
Net financials	16.3	(43.5)	137	2.2
Profit before tax	1,111.9	523.4	112	149.3
Tax	366.9	167.5	119	49.3
Profit for the period after minority interests	747.2	356.0	110	100.3
Equity	7,524.2	6,140.1	23	1,010.7
Total assets	11,592.3	10,029.0	16	1,557.1
Cash flows from operating and investing activities	705.2	(1,065.4)	166	94.7
RATIOS **				
Net profit ratio (%)	37.8	23.7	59	37.8
Return on assets (%)	15.1	10.3	46	15.1
R & D costs as a percentage of revenue	14.4	18.6	-23	14.4
Return on equity (%)	10.4	6.0	74	10.4
Solvency ratio (%)	64.9	61.2	6	64.9
SHARE DATA				
Earnings per share (EPS)	3.20	1.52	110	0.43
Cash flow per share	3.23	(0.82)	495	0.43
Net asset value per share	32.19	26.27	23	4.32
Market capitalisation (DKKm)	27,044	29,236	-7	3,633
Price / Earnings	36.19	82.14	-56	36.19
Price / Cash flow	35.83	(153.11)	123	35.83
Price / Net asset value	3.59	4.76	-25	3.59

* Income statement items are translated into EUR at the average exchange rates during the period (1 January - 31 March 2004 rate 744.87). Balance sheet items are translated at the exchange rates at the balance sheet date (31 March 2004 rate 744.48).

** Financial ratios are calculated according to the Danish Society of Investment Professionals' "Recommendations & Ratios 1997" (4th rev. edition).

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Appendix 2

INCOME STATEMENT
for the three months ended 31 March 2004
Group

	Q1 2004 DKKm	Q1 2003 DKKm	Change in %	FY 2003 DKKm
Revenue	2,893.4	2,395.4	21	9,941.0
Production costs	423.5	456.7	-7	1,759.2
Distribution costs	620.2	580.2	7	2,485.5
Administrative expenses	336.1	346.2	-3	1,616.8
PROFIT BEFORE RESEARCH COSTS	**1,513.6**	**1,012.3**	**50**	**4,079.5**
Research and development costs	415.4	445.3	-7	1,932.7
PROFIT BEFORE OTHER OPERATING ITEMS	**1,098.2**	**567.0**	**94**	**2,146.8**
Other operating income/(expenses)	(3.5)	1.8	-296	(14.7)
PROFIT FROM OPERATIONS	**1,094.7**	**568.8**	**92**	**2,132.1**
Income from investments in associates	0.9	(1.9)	149	(3.9)
Net financials	16.3	(43.5)	137	(75.5)
PROFIT BEFORE TAX	**1,111.9**	**523.4**	**112**	**2,052.7**
Tax on profit for the period	366.9	167.5	119	678.6
PROFIT FOR THE PERIOD BEFORE MINORITY INTERESTS	**745.0**	**355.9**	**109**	**1,374.1**
Minority interests	2.2	0.1	2,477	3.1
NET PROFIT FOR THE PERIOD	**747.2**	**356.0**	**110**	**1,377.2**
Earnings per share (EPS)	3.20	1.52		5.89

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Appendix 3

BALANCE SHEET
at 31 March 2004
Group

	31.3.2004 DKKm	31.3.2003 DKKm	31.12.2003 DKKm
ASSETS			
Intangible assets	1,825.3	1,637.7	1,890.0
Property, plant and equipment	3,600.4	3,238.0	3,620.7
Investments	275.0	620.8	445.9
Total fixed assets	**5,700.7**	**5,496.5**	**5,956.6**
Inventories	1,312.5	1,114.4	1,334.5
Receivables	2,641.9	2,937.3	2,430.3
Other securities	580.2	73.3	810.3
Cash	1,357.0	407.5	523.6
Total current assets	**5,891.6**	**4,532.5**	**5,098.7**
Total assets	**11,592.3**	**10,029.0**	**11,055.3**
LIABILITIES AND EQUITY			
Share capital	1,168.7	1,168.7	1,168.7
Share premium	0.0	48.7	0.0
Retained earnings	6,355.5	4,922.7	5,745.7
Equity	**7,524.2**	**6,140.1**	**6,914.4**
Minority interests	**5.2**	**0.3**	**7.4**
Provisions	**303.4**	**162.5**	**344.3**
Long-term detb	**380.7**	**43.4**	**380.4**
Bank and mortgage debt	115.8	881.8	165.6
Trade payables	397.1	587.4	671.3
Prepayments	1,630.2	1,114.1	1,747.8
Other payables	1,235.7	1,099.4	824.1
Short-term debt	**3,378.8**	**3,682.7**	**3,408.8**
Total debt	**3,759.5**	**3,726.1**	**3,789.2**
Total liabilities and equity	**11,592.3**	**10,029.0**	**11,055.3**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Appendix 4

CASH FLOW STATEMENT
for the three months ended 31 March 2004
Group

	Q1 2004 DKKm	Q1 2003 DKKm	FY 2003 DKKm
Cash flows from operating activities	754.9	(190.9)	1,899.6
Cash flows from investing activities	(49.7)	(874.5)	(1,478.5)
Cash flows from operating and investing activities	**705.2**	**(1,065.4)**	**421.1**
Cash flows from financing activities	(105.4)	685.8	55.0
Increase/(decrease) in cash and cash equivalents	**599.8**	**(379.6)**	**476.1**
Cash and cash equivalents at 1.1	1,333.9	861.4	861.4
Unrealised exchange differences for the period	3.5	(1.0)	(3.6)
Increase/(decrease) for the year	599.8	(379.6)	476.1
Cash and cash equivalents at 31.3	**1,937.2**	**480.8**	**1,333.9**

Interest-bearing net cash is composed as follows:

	Q1 2004 DKKm	Q1 2003 DKKm	FY 2003 DKKm
Cash and securities exclusive of treasury shares	1,937.2	480.8	1,333.9
Interest-bearing debt	(496.5)	(925.2)	(546.0)
Interest-bearing net cash at 31.3	**1,440.7**	**(444.4)**	**787.9**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com




SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH. D.C. 155 SECTION

Meddelelse nr. 131

10. maj 2004

Delrapport for perioden 1. januar – 31. marts 2004

- Cipralex® omsatte for DKK 352 mio. i forhold til DKK 78 mio. i samme periode sidste år, svarende til en stigning på 350%.
- Ebixa® omsatte for DKK 141 mio. i forhold til DKK 29 mio. i 1. kvartal 2003, svarende til en stigning på 386%.
- Lundbecks salg af nye produkter udgjorde i 1. kvartal 2004 45% af omsætningen i forhold til 19% i samme periode sidste år. I løbet af de sidste 12 måneder er afhængigheden af modne lægemidler faldet fra 78% til 53% af omsætningen.
- Frit cash flow udgjorde DKK 705 mio. i forhold til DKK –1.065 mio. i samme periode sidste år.

Rapporten i hovedtal

	DKKm	Vækst i DKK	Vækst i lokalvaluta
Omsætning	2.893	21%*	33%*
- Cipralex®	352	350%	
- Lexapro®	618	72%	
- Ebixa®	141	386%	
- Cipramil®	782	-32%	
- Celexa®	346	-38%	
- Øvrige produkter	654	186%	
Resultat af primær drift	1.095	92%	
Finansielle poster, netto	16	137%	
Periodens resultat	747	110%	
Pengestrømme fra drifts- og investeringsaktivitet	705	166%	
Resultat pr. aktie (EPS)	3,20	110%	

*) Eksklusive initial betaling for gaboxadol steg omsætningen i danske kroner med 3% og i lokalvaluta med 12%.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Forventninger til 2004

Resultat af primær drift forventes at blive ca. DKK 2,5 mia. inklusive betalingen for gaboxadol. Eksklusive betalingen for gaboxadol forventes resultat af primær drift at ligge på niveau med 2003.

Det frie cash flow forventes nu at blive ca. DKK 1,5 mia. i 2004.

Lundbecks igangværende aktietilbagekøbsprogram for DKK 400 mio. forventes afsluttet inden udgangen af 2004. I perioden frem til 31. marts 2004 har Lundbeck købt egne aktier for DKK 37 mio.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Ledelsens beretning

1. kvartal 2004 var præget af et godt salg af Lundbecks nye lægemidler – Cipralex® og Ebixa® - til behandling af henholdsvis depression/angsttilstande og Alzheimers sygdom. Samtidig er omkostningerne faldet i forhold til samme periode sidste år og i forhold til 4. kvartal 2003.

Sammenlignet med 1. kvartal 2003 steg omsætningen af nye lægemidler (escitalopram og memantin) DKK 644 mio., hvilket mere end kompenserede for tabet af omsætning af Lundbecks modne lægemidler (citalopram og andre antidepressiva og antipsykotika), som faldt med DKK 559 mio.

I den nuværende overgangsperiode har selskabets ledelse valgt at gennemføre en række initiativer, der skal øge effektiviteten og sætte fokus på omkostningerne, og som vil sikre selskabet en mere optimal struktur.

Selskabets overskudsgrad var i 1. kvartal 2004 37,8% inklusive betalingen for gaboxadol på USD 70 mio. og 27,2% eksklusive betalingen for gaboxadol. Lundbecks samlede omkostninger er i perioden faldet 2% i forhold til 1. kvartal 2003, og 8% i forhold til 4. kvartal 2003 (ekskl. ekstraordinær hensættelse på DKK 287 mio.).


Omkostninger i % af omsætningen
(ekskl. gaboxadol betaling)
30%
25%
20%
15%
10%
5%
0%
Produktion
Distribution
Administration
F&U
Q1 2003
Q1 2004

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Nye produkter - Cipralex® (Lexapro®) og Ebixa®

Lundbecks produktportefølje af nye produkter udgjorde i 1. kvartal 2004 45% af omsætningen (ekskl. gaboxadol betaling) i forhold til 19% i samme periode sidste år. I løbet af de sidste 12 måneder er afhængigheden af modne lægemidler faldet fra 78% til 53% af omsætningen (ekskl. gaboxadol betaling).


Omsætning fordelt på nye og modne produkter (ekskl. gaboxadol betaling)
DKKm
3.000
2.500
2.000
1.500
1.000
500
0
Q1 2003
Q1 2004
Modne produkter
Cipralex/Lexapro
Ebixa

Cipralex® har fortsat stærk fremgang på stort set alle de markeder, hvor produktet er lanceret. Data fra en række kliniske studier har vist, at Cipralex® tilbyder klare fordele frem for konkurrerende produkter i behandlingen af depression og angsttilstande, hvilket endvidere bliver bekræftet i form af mange positive tilbagemeldinger fra patienter, praktiserende læger og psykiatere verden over. Analyser af receptudskrivelsen viser, at Cipralex®s voksende markedsandel for størstedelens vedkommende sker på bekostning af konkurrenters lægemidler.

Resultaterne af kliniske undersøgelser gennemført siden den første introduktion af Cipralex® i Sverige i foråret 2002, har vist, at Cipralex® er et bedre behandlingsalternativ end Effexor®, Paxil® og Zoloft® - alle lægemidler, der er meget anvendt i de fleste lande. Dette er hovedårsagen til, at introduktionen af Cipralex® i en lang række lande er en af de bedste lanceringer af noget antidepressiva nogensinde. Cipralex® er nu markedsført i de fleste af de store markeder og i næsten 50 lande verden over.



I USA, som i værdi udgør næsten 70% af verdensmarkedet for antidepressiva, udskrives de fleste recepter i dag på enten Lexapro® eller Celexa®. Introduktionen af Lexapro® i USA er blandt de fem bedste introduktioner af noget lægemiddel i amerikansk historie.

Ebixa® (memantin) er det første og eneste lægemiddel, der er godkendt til behandlingen af moderat-svær til svær Alzheimers sygdom. Ebixa®s virkningsmekanisme er endvidere anderledes end de eksisterende produkter på markedet, og har udover at vise effekt i moderat-svær til svær Alzheimers sygdom også vist positiv effekt til behandling af mild til moderat Alzheimers sygdom. Ebixa® er særdeles veltoleret og i kliniske undersøgelser har antallet af rapporterede bivirkninger været på niveau med placebo.

Ebixa® er blevet godt modtaget på markederne, og i sær i Frankrig og Spanien samt Danmark, Finland, Mexico, Portugal, Sverige, Tyskland og Østrig er introduktionen gået godt. I alle markeder, hvor Ebixa® er lanceret vokser markedsandelen støt og i 1. kvartal 2004 var omsætningen af memantin i Europa den 3. største i kategorien af lægemidler til behandling af Alzheimers sygdom.

Forskning og udvikling og licensaftaler

For at Lundbeck også fremover vil være i stand til løbende at udvikle og markedsføre nye lægemidler samtidig med, at selskabets udviklingsportefølje af lægemiddelkandidater i kliniske forsøg er præget af mange senfase projekter, forventer selskabet et fortsat højt investeringsniveau i forskning og udvikling – et investeringsniveau der ligger markant højere end gennemsnittet i industrien. Siden slutningen af 1990'erne og med akkvisitionen af Synaptic Pharmaceutical Corporation i USA i marts 2003 er indsatsen på forskningsområdet blevet intensiveret.

I 1. kvartal 2004 indgik Lundbeck en aftale med Merck & Co., Inc. om udvikling og kommercialisering af søvnmidlet gaboxadol på det amerikanske marked. Aftalen indebærer, at Merck står for størstedelen af udviklingsomkostningerne samt betaler op til USD 270 mio. i samlede milepælsbetalinger til Lundbeck inden lanceringen af gaboxadol i USA. I 1. kvartal 2004 modtog Lundbeck USD 70 mio. fra Merck. Aftalen sikrer samtidig Lundbeck en strategisk vigtig adgang til det amerikanske marked. Lundbeck skal i henhold til aftalen være med til at markedsføre gaboxadol til psykiatere og andre specialister, som behandler søvnforstyrrelser. Inden lanceringen af gaboxadol vil Lundbeck have mulighed for at markedsføre et andet Merck lægemiddel sammen med Merck.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Begivenheder efter periodens afslutning

Lundbecks partner Solvay Pharmaceuticals, B.V. og Wyeth Pharmaceuticals offentliggjorde den **1. april 2004** en udviklings- og markedsføringsaftale for bifeprunox i USA, Mexico, Japan og Canada. Lundbeck har rettighederne til at markedsføre bifeprunox i Europa samt resten af verden. Lundbeck og Solvay vil sammen markedsføre produktet i Brasilien og Argentina.

Aftalen understreger bifeprunoxs potentiale som et alternativ i forhold til tilgængelige antipsykotika. Desuden betyder aftalen, at udviklingen af bifeprunox i høj grad vil blive forstærket af ressourcer, den netop indgåede aftale tilfører samarbejdet.

Den **20. april 2004** blev det offentliggjort, at tidlig påbegyndelse af rasagiline til behandling af Parkinsons sygdom muligvis kan forsinke progressionen af sygdommen. Resultaterne af en 12 måneders undersøgelse blev publiceret i en artikel i april 2004 nummeret af tidsskriftet "Archives of Neurology".

Den **28. april 2004** offentliggjorde Lundbeck, at Cipralex® er introduceret i Spanien. Prisen for Cipralex® i Spanien er 14% højere end prisen på Cipramil® (Seropram®). Introduktionen betyder, at Cipralex® nu er tilgængeligt på fire ud af de fem største markeder i Europa.

Samme dag blev resultaterne af et randomiseret, placebokontrolleret PET-scannings (positron-emissionstomografi) pilotforsøg opgjort. Ved forsøget måles effekten af Ebixa® (memantin) på den funktionelle hjerneaktivitet hos patienter med mild til moderat Alzheimers sygdom.

Resultaterne indikerer, at behandling med Ebixa® kan have en gunstig effekt på de tab i hjernestofskifte, som er udtryk for sygdommen hos patienter med mild til moderat Alzheimers sygdom. Resultaterne blev præsenteret på årsmødet for American Academy of Neurology (AAN) i San Francisco, USA.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Regnskabsberetning

Regnskabspraksis

Generelt:
Lundbeck aflægger årsregnskaber i overensstemmelse med årsregnskabslovens bestemmelser for klasse-D-virksomheder, International Financial Reporting Standards (IFRS), danske regnskabsvejledninger samt de krav, som Københavns Fondsbørs i øvrigt stiller til regnskabsaflæggelse for børsnoterede selskaber.

Ved regnskabsaflæggelsen følges de IFRS-standarder og -fortolkninger, som er gældende for regnskabsåret 2004.

Delrapporten omfatter alene koncernens tal.

Segmentoplysninger:
Selskabet beskæftiger sig udelukkende med forretningssegmentet lægemidler til behandling af sygdomme inden for centralnervesystem-området, og der gives derfor ikke segmentoplysninger i delrapporten.

Omsætning

Lundbecks omsætning var i 1. kvartal 2004 DKK 2.893 mio. Opgjort i lokale valutaer steg omsætningen med 33% i forhold til samme periode sidste år. Opgjort i danske kroner steg omsætningen med 21%.

Omsætningen i 1. kvartal 2004 indeholder en initial betaling på USD 70 mio. fra Merck & Co., Inc. for udvikling og kommercialisering af gaboxadol i USA. Korrigeret for denne betaling steg omsætningen i 1. kvartal 12% opgjort i lokal valuta og 3% opgjort i danske kroner.

Lundbecks salg af Cipralex® udgjorde i 1. kvartal DKK 352 mio. mod DKK 78 mio. i samme periode sidste år, hvilket svarer til en stigning på 350% i forhold til 1. kvartal 2003.

Salget af citalopram uden for USA udgjorde DKK 782 mio. i forhold til DKK 1.145 mio. i samme periode sidste år, svarende til et fald på 32%.

Lundbecks salg af Ebixa® udgjorde i 1. kvartal DKK 141 mio. I samme periode sidste år var salget af Ebixa® DKK 29 mio., hvilket svarer til en stigning på 386%.

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Lundbecks indtægter fra salg af Lexapro® i USA udgjorde DKK 618 mio. i forhold til DKK 360 mio. i samme periode sidste år, svarende til en stigning på 72%.

Lundbecks indtægter fra salg af Celexa® i USA udgjorde DKK 346 mio. mod DKK 555 mio. i samme periode sidste år, svarende til et fald på 38%.

Ifølge Lundbecks regnskabspraksis indtægtsføres salget af både citalopram og escitalopram til Forest med den garanterede minimumspris på leveringstidspunktet. Ved udgangen af hvert kvartal reguleres det fakturerede beløb i henhold til den faktiske størrelse af de elementer, der indgår i den kontraktligt aftalte royaltyberegning. Forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger optages som forudbetaling i balancen. Denne regnskabspraksis påvirker ikke Lundbecks pengestrømme. Forskellen mellem den tidligere indtægtsførte minimumspris og den endeligt beregnede afregningspris indtægtsføres, når Forest har solgt den pågældende mængde i USA. Samtidig reduceres forudbetalingsposten på balancen.

Forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger udgjorde ved udgangen af marts 2004 DKK 1.630 mio. mod DKK 1.114 mio. ved udgangen af marts 2003, og DKK 1.748 mio. ved udgangen af 2003.

Salget af øvrige antidepressiva og antipsykotika udgjorde i 1. kvartal DKK 180 mio. mod DKK 168 mio. i samme periode sidste år.

Lundbecks øvrige omsætning udgjorde i 1. kvartal DKK 474 mio. inklusive indtægten på USD 70 mio. fra Merck & Co., Inc. Øvrig omsætning udgjorde DKK 60 mio. i samme periode sidste år.

Lundbecks politik vedrørende valutahedging betyder, at valutakurstab og -gevinster på sikringstransaktioner henføres direkte til den transaktion, der er sikret. Sikring af selskabets valutaindtægter medfører, at disse reelt indregnes i regnskabet til terminskurserne, hvilket har en resultateffekt på DKK 88 mio. (DKK 111 mio. ved udgangen af 1. kvartal 2003), i forhold til at indtægterne var indregnet til periodens aktuelle kurser. Af den totale påvirkning hidrører DKK 90 mio. mod DKK 109 mio. i 1. kvartal 2003 fra sikring af USD, som er henført til indtægterne fra salget af Celexa® og Lexapro®.

Pr. 31. marts 2004 er der indgået valutatermins- og optionskontrakter til dækning af valutapengestrømme, primært i EUR og USD, der modsvarer en værdi af ca. DKK 4,3 mia., hvoraf DKK 3,5 mia. behandles som

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



hedgingkontrakter og DKK 0,8 mia. som tradingkontrakter. De gennemsnitlige hedgingkurser pr. 31. marts 2004 udgjorde for EUR 746,09 og for USD 637,17. Udskudt resultatføring af valutagevinster, netto, udgjorde DKK 67 mio. pr. 31. marts 2004 mod DKK 188 mio. pr. 31. marts 2003 og DKK 200 mio. pr. 31. december 2003.

Den gennemsnitlige sikringskurs for de første 3 måneder af 2005 vil for USD udgøre ca. 611 med de eksisterende hedgingkontrakter. Den tilsvarende kurs i de første 3 måneder af 2004 udgjorde ca. 706.

Omkostninger

Lundbecks samlede omkostninger eksklusive finansielle poster og skat udgjorde i 1. kvartal 2004 DKK 1.799 mio. svarende til et fald på 2% i forhold til samme periode sidste år.

Produktionsomkostningerne faldt med 7% til DKK 424 mio. Det lavere omkostningsniveau afspejler effekten af personalereduktionen i efteråret 2003 samt en effektivisering af egne produktionsprocesser. Produktionsomkostningerne er endvidere reduceret i forhold til samme periode sidste år som følge af et lavere indkøb hos eksterne produktionssamarbejdspartnere.

Distributionsomkostningerne udgjorde DKK 620 mio. svarende til en stigning på 7% i forhold til samme periode sidste år. Stigningen skyldes betydelige omkostninger i forbindelse med introduktionen af Cipralex® og Ebixa®.

Administrationsomkostningerne faldt med 3% til DKK 336 mio., hvilket primært skyldes effektiviseringer i de administrative funktioner i såvel salgsdatterselskaber som i hovedkontoret i Valby.

Forsknings- og udviklingsomkostningerne udgjorde DKK 415 mio. mod DKK 445 mio. i samme periode sidste år. Omkostningerne i 1. kvartal afspejler et fortsat højt aktivitetsniveau, der primært har været fokuseret på gennemførelse af fase III undersøgelser vedrørende bifeprunox til behandling af skizofreni og gaboxadol mod søvnforstyrrelser samt fase II undersøgelse vedrørende CEP-1347 til behandling af Parkinsons sygdom. Endvidere har der i årets 1. kvartal været afholdt betydelige omkostninger til Lundbecks fortsatte arbejde med videreudvikling af Cipralex® til behandling af nye indikationer. Forsknings- og udviklingsomkostningerne udgjorde i 1. kvartal 14% af omsætningen mod 19% i samme periode sidste år. Korrigeret for indtægten på USD 70 mio. fra Merck udgjorde

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



forsknings- og udviklingsomkostningerne 17% af omsætningen i årets 1. kvartal.

Afskrivninger, der er inkluderet i de enkelte omkostningsgrupper, udgjorde DKK 138 mio. mod DKK 131 mio. i samme periode sidste år.

Finansielle poster

Samlet havde koncernen ved udgangen af 1. kvartal en finansiel nettoindtægt på DKK 16 mio. mod en nettoudgift på DKK 44 mio. i samme periode sidste år.

Urealiserede kurstab vedrørende andre kapitalandele eksklusive valutakursreguleringer udgjorde ved udgangen af 1. kvartal 2004 DKK 5 mio. i forhold til et urealiseret tab på DKK 78 mio. i samme periode sidste år.

Nettorenteindtægter udgjorde i perioden DKK 17 mio., mod DKK 2 mio. i samme periode sidste år.

Nettovalutaindtægten, der vedrører finansielle poster, udgjorde DKK 4 mio. mod en indtægt på DKK 32 mio. i samme periode sidste år.

Indtægter og omkostninger vedrørende trading, det vil sige instrumenter, der ikke opfylder betingelserne for hedging, indregnes direkte under finansielle poster til markedsværdi. Ved udgangen af 1. kvartal 2004 udgjorde beløbet en udgift på DKK 20 mio. mod en indtægt på DKK 46 mio. i samme periode sidste år.

Regnskabsmæssige omregninger af valutaposter udgjorde i perioden en indtægt på DKK 24 mio. mod en udgift på DKK 14 mio. i samme periode sidste år.

Skat

Skatteudgiften pr. 31 marts 2004 er beregnet til DKK 367 mio. mod DKK 168 mio. i samme periode sidste år.

Den effektive skatteprocent udgjorde 33% ved udgangen af 1. kvartal 2004 mod 32% ved udgangen af 1. kvartal 2003.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Periodens resultat

Resultat af primær drift udgjorde i 1. kvartal 2004 DKK 1.095 mio. svarende til en stigning på 92%. Eksklusive betalingen fra Merck i 1. kvartal 2004 på USD 70 mio. steg resultat af primær drift 18% i forhold til samme periode sidste år.

Resultat før skat udgjorde DKK 1.112 mio. mod DKK 523 mio. i samme periode sidste år. Resultat efter skat og minoritetsinteresser udgjorde DKK 747 mio., svarende til en stigning på 110%. i forhold til 1. kvartal 2003. Korrigeret for indtægten fra Merck på USD 70 mio. steg resultat efter skat og minoritetsinteresser 27% i forhold til samme periode sidste år.

Investeringer

Lundbecks samlede nettoinvesteringer i 1. kvartal udgjorde DKK 50 mio. mod DKK 874 mio. i samme periode sidste år. Det høje niveau i 2003 afspejler hovedsageligt købet af det amerikanske forskningsselskab Synaptic Pharmaceutical Corporation.

Materielle og immaterielle anlægsinvesteringer, netto, udgjorde DKK 48 mio. Det tilsvarende beløb for samme periode sidste år var DKK 133 mio., eksklusive købet af Synaptic. Årets investeringer har primært fundet sted indenfor produktionsområdet samt forsknings- og udviklingsområdet.

Investeringer i andre kapitalandele, netto, udgjorde i 1. kvartal DKK 2 mio. mod DKK -2 mio. i samme periode sidste år.

Pengestrømme

Lundbecks pengestrømme fra driftsaktiviteter udgjorde i 1. kvartal DKK 755 mio. mod DKK −191 i samme periode sidste år. Stigningen skyldes væsentligst et højere bidrag fra den primære drift samt en positiv udvikling i pengebindingen i driftskapital. Det høje investeringsniveau i 2003 skyldes primært købet af Synaptic.

Som følge af et højere likviditetsbidrag fra driften samt lavere nettoinvesteringer udgjorde det fri cash flow DKK 705 mio. i 1. kvartal 2004 mod DKK −1.065 mio. i samme periode sidste år.

Pengestrømme fra finansieringsaktiviteter udgjorde i 1. kvartal 2004 DKK −105 mio. som følge af et fald i den rentebærende gæld på DKK 52 mio.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



samt tilbagekøb af egne aktier for DKK 37 mio. I samme periode sidste år udgjorde pengestrømme fra finansieringsaktivitet DKK 686 mio.

I forbindelse med offentliggørelsen af resultatet for 2003 igangsatte Lundbeck et aktietilbagekøbsprogram for maksimalt DKK 400 mio. I perioden frem til 31. marts 2004 har Lundbeck købt 321.114 stk. aktier tilbage for DKK 37,2 mio. svarende til en gennemsnitskurs på 115,95.

Lundbecks rentebærende nettolikviditet (selskabets beholdning af likvider og værdipapirer med fradrag af rentebærende gæld) udgjorde ved udgangen af 1. kvartal 2004 DKK 1.441 mio. mod DKK -444 mio. i samme periode sidste år. Foruden den rentebærende nettolikviditet har Lundbeck uudnyttede garanterede kreditfaciliteter på DKK 2,7 mia.

Uudnyttede kreditfaciliteter består af trækningsrettigheder på koncernens pengeinstitutter (kassekreditter) samt garanterede lånetilsagn.

Egenkapital

Egenkapitalen udgjorde pr. 31. marts 2004 DKK 7.524 mio. mod DKK 6.140 mio. pr. 31. marts 2003 og DKK 6.914 mio. pr. 31. december 2003.

Udviklingen i egenkapitalen er vist i følgende oversigt:

Udvikling i egenkapitalen	DKK mio.
Egenkapital 1. januar 2004	6.914
Tilgang 2004 - udskudte kurstab på hedgingkontrakter	(48)
Afgang 2004 - realiseret kursgevinst vedrørende sikrede transaktioner overført til resultatopgørelsen og balancen	(85)
Udbetalinger vedrørende aktiebaserede ordninger	(17)
Kursregulering, associerede virksomheder	5
Køb af egne aktier	(37)
Skat af periodens egenkapitalposteringer	45
Periodens resultat	747
Egenkapital 31. marts 2004	7.524

Egenkapitalforrentningen udgjorde i årets første 3 måneder 10,4% mod 6,0% i samme periode sidste år.

Incitamentsordninger

I 1999 introducerede Lundbeck en aktieoptionsordning for selskabets ledelse og ledende medarbejdere, en medarbejderaktieordning for

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



medarbejderne i de danske selskaber og en aktiekursbaseret ordning for medarbejderne i de udenlandske selskaber. Herudover blev der i 2002 etableret en ny optionsordning for ledende medarbejdere og nøglemedarbejdere samt en ny aktiekursbaseret ordning for medarbejderne i de udenlandske selskaber. I 2004 blev der tildelt en tegningsoptionsordning (warrants) til selskabets direktion og en række nøglemedarbejdere i selskabet og dets ikke-amerikanske datterselskaber samt en ny aktiekursbaseret ordning (Stock Appreciation Rights) for nøglemedarbejdere i koncernens amerikanske selskaber.

Bestyrelsen er ikke omfattet af aktieoptionsordningerne.

Aktieoptionsordning for selskabets ledelse (1999):
Selskabet har fået bemyndigelse til at tildele 2.000.000 optioner a DKK 5. Pr. 31. marts 2004 er der tildelt 1.920.364 optioner mod 1.997.700 pr. 31. marts 2003. Ordningen omfatter 48 medarbejdere i ind- og udland.

Aktiekursbaseret ordning for medarbejdere i udenlandske selskaber (1999):
Som følge af betingelserne vedrørende ordningen svarede værdien af ordningen inklusive tilknyttede sociale udgifter til 403.875 aktier pr. 31. marts 2004.

Aktieoptionsordning for nøglemedarbejdere (2002):
Selskabet har fået bemyndigelse til at tildele 2.500.000 optioner a DKK 5. 31. marts 2004 er der tildelt 2.360.439 optioner mod 2.431.000 pr. 31. marts 2003. Ordningen omfatter ca. 1.000 medarbejdere i ind- og udland.

Aktiekursbaseret ordning for medarbejdere i udenlandske selskaber (2002):
Som følge af betingelserne vedrørende ordningen svarede værdien af ordningen inklusive tilknyttede sociale udgifter til 335.240 aktier pr. 31. marts 2004.

Tegningsoptionsordning for nøglemedarbejdere (2004):
Selskabet har fået bemyndigelse til at tildele 2.700.000 optioner a DKK 5. 31. marts 2004 er der tildelt 2.546.070 optioner. Ordningen omfatter ca. 1.100 medarbejdere i ind- og udland.

Aktiekursbaseret ordning for medarbejdere i amerikanske selskaber (2004):
Som følge af betingelserne vedrørende ordningen svarede værdien af ordningen inklusive tilknyttede sociale udgifter til 145.150 aktier pr. 31. marts 2004.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Afdækning af forpligtelser vedrørende incitamentsordninger:
Til sikring og gennemførelse af incitamentsordningerne erhvervede selskabet 2.740.000 stk. egne aktier til en samlet anskaffelsessum på DKK 137,9 mio.

Beholdningen af egne aktier udgjorde pr. 31. marts 2004 2.600.795 stk.

Regnskabsmæssig behandling af incitamentsordningerne:
Forpligtelsen vedrørende incitamentsordningerne udgjorde pr. 31. marts 2004 DKK 125 mio. mod DKK 131 mio. pr. 31. marts 2003. Forpligtelsen medtages ikke i balancen. Udbetalinger vedrørende disse ordninger føres på egenkapitalen.

Udnyttelsesperioden for 1999 optionsordning løber til 1. oktober 2004 og for 2002 optionsordning til 1. september 2004. Udnyttelsesperioden for den seneste optionsordning spænder fra 9. december 2004 til 30. august 2007. Forpligtelsen er opgjort som om optionerne kunne være udnyttet pr. 31. marts 2004.

Beholdningen af egne aktier, som er erhvervet dels til sikring og gennemførelse af incitamentsordningerne, er fratrukket egenkapitalen. Børsværdien pr. 31. marts 2004 udgjorde DKK 264 mio. mod DKK 296 mio. pr. 31. marts 2003.

Antal medarbejdere

Ved udgangen af 1. kvartal 2004 havde Lundbeck 5.272 fuldtidsansatte medarbejdere, hvilket er 181 færre end ved udgangen af 1. kvartal 2003 og 45 færre end ved udgangen af 2003.

Aktionærer

To aktionærer i Lundbeck har offentliggjort, at de ejer mere end 5% af aktiekapitalen:

- LFI A/S, som er 100% ejet af Lundbeckfonden
- The Capital Group Companies, Inc.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com



Fondsbørsmeddelelser 1. kvartal 2004

Nr.	Dato	Emne
126	30. marts 2004	H. Lundbeck A/S afholdt den 30. marts 2004 ordinær generalforsamling i Bella Center
125	29. marts 2004	Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S
124	12. marts 2004	Indkaldelse til generalforsamling 2004
123	10. marts 2004	Årsregnskabsmeddelelse for perioden 1. januar-31. december 2003
122	10. februar 2004	Lundbeck og Merck & Co., Inc. indgår samarbejde om udvikling og kommercialisering af stoffet gaboxadol til behandling af søvnforstyrrelser i USA
121	29. januar 2004	Finanskalender 2004
120	7. januar 2004	Nye data vedr. Ebixa® til behandling af mild til moderat Alzheimers sygdom

Med venlig hilsen
H. Lundbeck A/S

Flemming Lindeløv
Bestyrelsesformand

Claus Bræstrup
Koncernchef, adm. dir.

Udsagnene om fremtiden i denne regnskabsmeddelelse afspejler ledelsens nuværende forventning til visse fremtidige begivenheder og økonomiske resultater. Disse er ifølge sagens natur forbundet med usikkerhed, og de opnåede resultater kan derfor afvige væsentligt fra de anførte forventninger. Endvidere er visse forventninger baseret på formodninger om fremtidige begivenheder, som kan vise sig at være ukorrekte.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Anders Schroll, Media Relations Manager, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Bilag 1

HOVED- OG NØGLETAL
1. januar - 31. marts 2004

Koncern

	2004 1. kvartal DKK mio.	2003 1. kvartal DKK mio.	Ændring i %	2004 1. kvartal EUR mio. *
HOVEDTAL				
Nettoomsætning	2,893.4	2,395.4	21	388.4
Resultat af primær drift	1,094.7	568.8	92	147.0
Finansielle poster, netto	16.3	(43.5)	137	2.2
Resultat før skat	1,111.9	523.4	112	149.3
Skat	366.9	167.5	119	49.3
Periodens resultat efter minoritetsinteresser	747.2	356.0	110	100.3
Egenkapital	7,524.2	6,140.1	23	1,010.7
Aktiver i alt	11,592.3	10,029.0	16	1,557.1
Cashflow fra drifts- og investeringsaktivitet	705.2	(1,065.4)	166	94.7
**NØGLETAL ** **				
Overskudsgrad (%)	37.8	23.7	59	37.8
Afkastningsgrad (%)	15.1	10.3	46	15.1
Forsknings- og udviklingsomkostninger i % af omsætningen	14.4	18.6	-23	14.4
Egenkapitalforrentning (%)	10.4	6.0	74	10.4
Egenkapitalandel (%)	64.9	61.2	6	64.9
AKTIEDATA				
Resultat pr. aktie (EPS)	3.20	1.52	110	0.43
Cashflow pr. aktie	3.23	(0.82)	495	0.43
Indre værdi pr. aktie	32.19	26.27	23	4.32
Markedsværdi (mio.)	27,044	29,236	-7	3,633
Price / Earnings	36.19	82.14	-56	36.19
Price / Cashflow	35.83	(153.11)	123	35.83
Kurs / Indre værdi	3.59	4.76	-25	3.59

* Resultatopgørelsens poster omregnes til EUR til periodens gennemsnitlige valutakurser (1. januar - 31. marts 2004, kurs 744,87). Balancen er omregnet til statusdagens kurs (31. marts 2004, kurs 744,48).

** Beregningen af nøgletal følger Den Danske Finansanalytikerforenings "Anbefalinger og nøgletal 1997" (4. rev udgave).

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Bilag 2

RESULTATOPGØRELSE

1. januar - 31. marts 2004

Koncern

	2004 1. kvartal DKK mio.	2003 1. kvartal DKK mio.	Ændring i %	2003 Hele året DKK mio.
Nettoomsætning	2,893.4	2,395.4	21	9,941.0
Produktionsomkostninger	423.5	456.7	-7	1,759.2
Distributionsomkostninger	620.2	580.2	7	2,485.5
Administrationsomkostninger	336.1	346.2	-3	1,616.8
RESULTAT FØR FORSKNINGSOMKOSTNINGER	**1,513.6**	**1,012.3**	**50**	**4,079.5**
Forsknings- og udviklingsomkostninger	415.4	445.3	-7	1,932.7
RESULTAT FØR ANDRE DRIFTSPOSTER	**1,098.2**	**567.0**	**94**	**2,146.8**
Andre driftsindtægter/(-udgifter)	(3.5)	1.8	-296	(14.7)
RESULTAT AF PRIMÆR DRIFT	**1,094.7**	**568.8**	**92**	**2,132.1**
Resultatandele, associerede virksomheder	0.9	(1.9)	149	(3.9)
Finansielle poster, netto	16.3	(43.5)	137	(75.5)
RESULTAT FØR SKAT	**1,111.9**	**523.4**	**112**	**2,052.7**
Skat af periodens resultat	366.9	167.5	119	678.6
PERIODENS RESULTAT FØR MINORITETSINTERESSER	**745.0**	**355.9**	**109**	**1,374.1**
Minoritetsinteressernes resultatandele	2.2	0.1	2,477	3.1
PERIODENS RESULTAT	**747.2**	**356.0**	**110**	**1,377.2**
Resultat pr. aktie (EPS)	3.20	1.52		5.89

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Bilag 3

BALANCE
31. Marts 2004
Koncern

	31.3.2004 DKK mio.	31.3.2003 DKK mio.	31.12.2003 DKK mio.
AKTIVER			
Immaterielle anlægsaktiver	1,825.3	1,637.7	1,890.0
Materielle anlægsaktiver	3,600.4	3,238.0	3,620.7
Finansielle anlægsaktiver	275.0	620.8	445.9
Anlægsaktiver i alt	**5,700.7**	**5,496.5**	**5,956.6**
Varebeholdninger	1,312.5	1,114.4	1,334.5
Tilgodehavender	2,641.9	2,937.3	2,430.3
Andre værdipapirer	580.2	73.3	810.3
Likvide beholdninger	1,357.0	407.5	523.6
Omsætningsaktiver i alt	**5,891.6**	**4,532.5**	**5,098.7**
Aktiver i alt	**11,592.3**	**10,029.0**	**11,055.3**
PASSIVER			
Selskabskapital	1,168.7	1,168.7	1,168.7
Overkurs ved emission	0.0	48.7	0.0
Overført resultat	6,355.5	4,922.7	5,745.7
Egenkapital	**7,524.2**	**6,140.1**	**6,914.4**
Minoritetsinteresser	**5.2**	**0.3**	**7.4**
Hensættelser	**303.4**	**162.5**	**344.3**
Langfristet gæld	**380.7**	**43.4**	**380.4**
Bank- og prioritetsgæld	115.8	881.8	165.6
Leverandørgæld	397.1	587.4	671.3
Forudbetalinger	1,630.2	1,114.1	1,747.8
Anden gæld	1,235.7	1,099.4	824.1
Kortfristet gæld	**3,378.8**	**3,682.7**	**3,408.8**
Gæld i alt	**3,759.5**	**3,726.1**	**3,789.2**
Passiver i alt	**11,592.3**	**10,029.0**	**11,055.3**

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com



Bilag 4

PENGESTRØMSOPGØRELSE
1. januar - 31. marts 2004
Koncern

	2004 1. kvartal DKK mio.	2003 1. kvartal DKK mio.	2003 Hele året DKK mio.
Pengestrømme fra driftsaktivitet	754.9	(190.9)	1,899.6
Pengestrømme fra investeringsaktivitet	(49.7)	(874.5)	(1,478.5)
Pengestrømme fra drifts- og investeringaktivitet	**705.2**	**(1,065.4)**	**421.1**
Pengestrømme fra finansieringsaktivitet	(105.4)	685.8	55.0
Ændring i likvider	**599.8**	**(379.6)**	**476.1**
Likvider 1.1.	1,333.9	861.4	861.4
Periodens urealiserede kursreguleringer	3.5	(1.0)	(3.6)
Årets ændring	599.8	(379.6)	476.1
Likvider ultimo perioden	**1,937.2**	**480.8**	**1,333.9**

Den rentebærende nettolikviditet kan opgøres således:

Likvide beholdninger og værdipapirer ekskl. egne aktier	1,937.2	480.8	1,333.9
Rentebærende gæld	(496.5)	(925.2)	(546.0)
Rentebærende nettolikviditet ultimo perioden	**1,440.7**	**(444.4)**	**787.9**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com



Release No 132

28 May 2004

Statement of shares in H. Lundbeck A/S held by insiders

Lundbeck hereby submits a statement of shares held by the company's insiders in pursuance of section 37(8) of the Danish Securities Trading Act. According to this statutory provision, H. Lundbeck A/S is obliged to provide quarterly information on shares in H. Lundbeck A/S held by insiders and connected persons.

Securities code : DK0010287234	Holding (number) As at 27 May 2004	Market value (DKK) As at 27 May 2004
Supervisory Board (incl. related parties)	**12,878**	**1,736,984.64**
Board of Management (incl. related parties)	**61,536**	**8,299,975.68**
All (incl. related parties)	**381,507**	**51,457,664.16**

Definition of insiders

Lundbeck defines insiders as members of the company's Board of Directors and Board of Management, directors, functional managers, managers of subsidiaries, employees in Investor Relations & Corporate Reporting, and employees in the Legal Department. In addition, a large number of other persons, who have access to insider information through their work, have been categorised as insiders. This group comprises some 250 persons in Lundbeck's insider register.

The group of insiders comprises insiders and connected persons. Connected persons are defined as:

- spouses or cohabitants,
- children under the age of 18, and
- companies in which the insider holds a controlling interest.

The group of insiders and connected persons comprises some 600-900 names in total.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com



Investor contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Anders Schroll, Media Relations Manager, tel +45 36 43 20 81

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com



Meddelelse nr. 132

28. maj 2004

Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S

Hermed følger opgørelse over aktiebesiddelser hos selskabets insidere i henhold til værdipapirhandelslovens § 37, stk. 8. Ifølge denne lovbestemmelse er H. Lundbeck A/S forpligtiget til kvartalsvis at oplyse om insideres og deres nærtståendes aktiebesiddelser i H. Lundbeck A/S.

Fondskode : DK0010287234	Beholdning (antal) pr. 27. maj 2004	Kursværdi (DKK) pr. 27. maj 2004
Bestyrelse (inkl. nærtstående)	**12.878**	**1.736.984,64**
Direktion (inkl. nærtstående)	**61.536**	**8.299.975,68**
Alle (inkl. nærtstående)	**381.507**	**51.457.664,16**

Definition af insidere

Insidere er hos Lundbeck defineret som medlemmerne af selskabets bestyrelse og direktion, direktører, funktionschefer, datterselskabsdirektører, ansatte i Investor Relations & Corporate Reporting samt ansatte i juridisk afdeling. Endvidere er en lang række andre personer blevet kategoriseret som insidere, da de i deres arbejde har adgang til insiderinformation. Denne gruppe af insidere udgør ca. 250 personer i Lundbecks insiderregister.

Gruppen af insidere omfatter insidere og deres nærtstående. Nærtstående er defineret som:

- ægtefælle eller samlever
- børn under 18 år
- selskaber, som er under bestemmende indflydelse af insideren.

Det samlede antal personer i gruppen af både insidere og nærtstående er ca. 600-900.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com



Henvendelser fra investorer:

- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:

- Anders Schroll, Media Relations Manager, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.300.